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                                                                   Exhibit 18


May 12, 1997

Mr. Jean H. Mordo
Executive Vice President and Chief Financial Officer
The Scotts Company and Subsidiaries
14111 Scottslawn Road
Marysville, Ohio 43041


Dear Mr. Mordo:

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have read management's justification for the changes in accounting from the method of expensing advertising costs as incurred to the method of assigning anticipated advertising costs to interim periods as a percentage of sales throughout the fiscal year based on projected sales of advertised product categories contained in the Company's Form 10-Q for the quarter ended March 29, 1997. Based on our reading of the data and discussions with Company officials of the business judgment and business planning factors relating to the change, we believe management's justification to be reasonable. Accordingly, in reliance on management's determination as regards elements of business judgment and business planning, we concur that the newly adopted accounting principle described above is preferable in the Company's circumstances to the method previously applied.

We have not audited any financial statements of The Scotts Company, as of any date or for any period subsequent to September 30, 1996, nor have we audited the application of the change in accounting principle disclosed in Form 10-Q of The Scotts Company for the periods ended March 29, 1997; accordingly, our comments are subject to revision on completion of an audit of the financial statements that include the accounting change.


Coopers & Lybrand L.L.P.
Columbus, Ohio


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